Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166-0193 Tel 212.351.4000 www.gibsondunn.com

Andrew L. Fabens Direct: +1 212.351.4034 Fax: +1 212.351.5289 AFabens@gibsondunn.com

January 7, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Ms. Celeste M. Murphy

Re:	Fox Corporation

Amended Draft Registration Statement on Form 10-12B

Submitted December 7, 2018

CIK No. 0001754301

Dear Ms. Murphy:

On behalf of Fox Corporation, a Delaware corporation (the “Company”), set forth below are responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated December 17, 2018 (the “Comment Letter”) relating to the Company’s Amendment No. 1 to the Draft Registration Statement on Form 10, CIK No. 0001754301, submitted confidentially to the Commission on December 7, 2018 (the “Amended Draft Registration Statement”). Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Amended Draft Registration Statement or the exhibits thereto, as applicable.

The Company has revised the Amended Draft Registration Statement in response to the Comment Letter and, concurrently with this response letter, is electronically transmitting the Registration Statement on Form 10 (the “Form 10”), which Form 10 includes an amended Information Statement as Exhibit 99.1 (the “Information Statement”), for filing under the Securities Exchange Act of 1934. The Form 10 includes revisions made in response to the comments of the Staff in the Comment Letter, as well as additional changes required to update the disclosure contained in the Amended Draft Registration Statement and Information Statement. To facilitate the Staff’s review, we have also provided, on a supplemental basis, a copy of the Form 10 that has been marked to show changes made to the Amended Draft Registration Statement.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below, followed by the Company’s response to each comment. References in this letter to page numbers and section headings refer to page numbers and section headings in the Form 10, as filed via EDGAR concurrently with this letter and dated January 7, 2019.

U.S. Securities and Exchange Commission

January 7, 2019

Amended Draft Registration Statement on Form 10-12B Submitted December 7, 2018

Results of Operations

Fiscal 2017 versus Fiscal 2016 , page 93

1.

We note your response to our prior comment six and your new disclosure on pages 68, 92, and 94. Based on your table on page 68, it appears that some of your networks had increases in subscribers while others had decreases in subscribers. Please explain the underlying reason for the change in subscribers numbers by network, providing investors with more insight into your business and result of operations. We note your current disclosure only cites industry impact.

In response to the Staff’s comments, the Company has revised the disclosure on pages 68, 92 and 94 of the Form 10 to explain the underlying reason for changes in subscribers by network.

Combined Financial Statements

Note 7. Related Party Transactions and 21CF Investment , page F-56

2.

We note your response to our prior comment twelve and your new disclosure on page F-25. Please add similar disclosure, showing related party revenue and expenses for the three months ended September 30, 2018.

In response to the Staff’s comments, the Company has revised the disclosure on page F-56 of the Form 10 to disclose the related party revenue and expenses for the three months ended September 30, 2018.

Please direct any questions concerning this letter to the undersigned at (212) 351-4034 or AFabens@gibsondunn.com, or Rodrigo Surcan dos Santos at (212) 351-5329 or RSurcan@gibsondunn.com.

Very truly yours,

/s/ Andrew L. Fabens

Andrew L. Fabens

Gibson, Dunn & Crutcher LLP

cc:	John P. Nallen, Chief Operating Officer of Fox Corporation